United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: June 12, 2025		Director of Investor Relations

VALE

ESG
Presentation

Investor Relations
Sustainability

June 2025



Vale 2030:

A trusted partner with the most competitive and resilient portfolio


Superior Portfolio
Performance Driven
Trusted Partner
Vale 2030

Delivering a high quality, and flexible iron ore portfolio

Focusing on customer-oriented solutions

Accelerating copper growth

Cultivating institutional relationships

Generating a positive impact for people and nature

Ensuring greater trust through increased transparency

Reference in safety and operational excellence

Securing competitiveness through a talent-driven and agile company

Fostering innovation and digital solutions

VALE

Becoming a benchmark in Safety

High-potential recordable injuries (N2)[1] *(unit)*



51
-61%
20
2019
2024

Total recordable injury frequency rate *(TRIFR)*[2]



3.5
-68%
1.1
2019
2024

TRIFR[2] comparison against major peers (2023)

Source: International Council on Mining and Metals – ICMM



2020
2023
2.0
1.1
2.1
1.8
1.8
1.9
2.7
2.2
3.2
4.6
Vale
Peer 1
Peer 2
Peer 3
Peer 4

[1] Absences, restrictions, and medical treatments resulting from events with a high potential for harm. [2] Total injuries, medical treatment injuries and occupational illnesses, multiplied by one million hours and divided by the exposure hours.

Substantial progress in dam safety and tailings management

Governance

- Strengthen **3-line of defense** model
- **Geotechnical Risk Executive Committee.**
- **100%** of the population close to risk areas **removed**



Adoption of International Best Practices

- New **TDMS** (Tailings and Dams Management System)
- 3 Geotechnical **Monitoring Centers**
- **Engineer of Record role**
- Improved technical **understanding** of Vale's dams ("As-is" project)
- **Adoption of GISTM (Aug/20)**



Lower Risk Solutions

- **Hazard Identification and Risk Analysis (HIRA)** for dams and tailings facilities
- Upstream **dam elimination program**
- **New way to operate** alternatives to tailings – **Filtered Tailings**
- Co-products



GISTM

World-class standards and processes

2023-2025


GLOBAL INDUSTRY STANDARD ON TAILINGS MANAGEMENT

Cultural Transformation Journey

VALE

VALE

Progressing on dam safety

Upstream dam decharacterization program


Complete
Ongoing
+57%
17
5
8
30
2019-2024
2025-27
2029+
Total

~US$ 5.0 billion program
(~$2.2 bn[3] already invested)

Dams at emergency level[1]


Level 3
Level 2
Level 1
35
4
7
24
-63%
13
1
4
8
-74%
9
4
5
2020[2]
1H25
2025e

No dams at level 3 by 2025

Geotechnical Monitoring Center (Nova Lima, Minas Gerais, Brazil)

[1] Dams include geotechnical facilities dedicated to mining processes. [2] Considering the highest number of structures at emergency level, in 2020. [3] As of end of March 2025.

VALE

Embracing circularity and creating new business models

Production[1]
(Mt Iron ore)


30+
12.7
2024
2030
(potential)

- *De-risking production plan*
- *Clearing licensed operational areas*
- *-5% CO_2 emissions vs. standard operations*[2]

Waste-to-value program

Tailings reprocessing	**Gelado:** Producing high-quality pellet feed by reprocessing 37+ years of tailings at Serra Norte
Waste processing	**Serrinha:** high-Fe waste processing to produce iron ore and efficiently eliminate structures
Coproducts	**Block factory and sustainable sand & cement:** Creating coproducts from waste and transforming tailings into viable high-quality products

[1] Already included in Vale's production plan, including fines and ROM. [2] Average emission reduction for program initiatives.

VALE

Rebuilding trust with society

Reparations

Based on Six Principles[1]

- Public apology
- Restitution
- Rehabilitation
- Compensation (economic & noneconomic)
- Sanctions (legal & administrative)
- Measures for non-repetition

Main Actions

- Emergency Works
- Indemnification Payments
- Projects (infrastructure, socioeconomic, environmental)
- Resettlement & Evacuated Regions

Regain the social license to operate

Brumadinho: +R$ 63 billion

75% progress on the reparation agreement by the end of 2024

+ 17 thousand people compensated

+ R$ 3.9 billion in individual compensation

Mariana: R$ 170 billion

+ 450 thousand people compensated

93% of housing solutions delivered

~28% of progress completed by 2024

We are still learning

Active listening | Empathy | Humility | Taking responsibility | On-the-ground presence

[1] Based on the UN Basic Principles and Guidelines on the Right to a Remedy and Reparation.

VALE

Brumadinho triggered significant changes in our ESG practices

Climate Change – Scope 1 &2
Reduce absolute GHG emissions, from Scopes 1 and 2, by 33% by 2030; Achieve zero net emissions in Scopes 1 and 2 by 2050;

Energy
Consumption of 100% renewable electricity in Brazil by 2025 (reached in 2023) and globally by 2030

Forests
Recover and protect +500,000 ha by 2030 beyond the company's borders

Atmospheric emissions
Reduce PM and SOx emissions by 16% and Nitrogen Oxide emissions by 10%

Dams
No tailings dams in critical safety condition (emergency level 3) by 2025; Implementation of GISTM in operations by 2025; Decharacterize all upstream dams in Brazil by 2035

Water
Reduce uptake fresh water by 10% until 2030. The goal was reached in 2021 and updated in 2023 to achieve an additional 7% reduction by 2030

Climate Change – Scope 3
Reduce net Scope 3 emissions by 15% by 2035

Diversity & Inclusion
26% representation of women by 2025 (reached in 2024) and 40% of leadership positions in Brazil occupied by black employees by 2026

Health and Safety
Zero the number of recordable high potential injuries (N2) by 2025

Resilient Communities
Support 500,000 people out of extreme poverty

Indigenous Peoples
Support indigenous communities neighboring Vale's operations in their plans in pursuit of the rights aligned to UNDRIP[1]

ESG Performance
To appear in the TOP 3 of the main external evaluations; (MSCI, Dow Jones and Sustainalytics)

E (Environment) S (Social)

[1] United Nations Declaration on the Rights of Indigenous Peoples

15-years improving Human Rights management practices

Global Human Rights Policy since 2009 and adherent to main multistakeholder initiatives and guidelines

Human Rights violation risks are part of Vale's Global Integrated Risk Map

100% of Vale operations have their Human rights risk assessment recorded in our global risk management system

100% of our operations in Brazil, Malaysia, Oman, Canada and Indonesia have undergone Human Rights due diligence

Mandatory Human Rights training for all employees since 2021, and contractors globally are also trained

Living Wage Program implementation, covering 100% of Vale's direct employees

Strengthening Human Rights management in the supply chain, including HRDD with critical suppliers in Brazil, Canada, and Malaysia

Commitments and Partnership on salient Human Rights issues to advance the agenda

Leaving a positive legacy for nature and people

Vale protects **~1 million hectares**
and +600 threatened fauna and flora species


INSTITUTO TECNOLÓGICO VALE
1973
50°
49°W
6°
7°S
100 km
Forest
Canga vegetation
Water
Pasturelands
Mining area
Urban area
Protected area

A solid path to go further:

Protect and recover +500,000 ha:

- Collaboration with conservation units and a REDD+ project
- Supporting agroforestry businesses for the implementation of regenerative production models
- +218,000 ha protected and recovered since 2020 (by 2024)

Risk and opportunities management:

- TNFD early adopter
- Partnership with the 1t.org initiative
- Boosting partnerships to go beyond our target

Our climate change strategic goals

VALE

Maintaining focused on our targets

Reduce scope 1 and 2 emissions by 33% by 2030

Reduce net scope 3 emissions by 15% by 2035

Net zero scope 1 and 2 emissions by 2050

100% electricity use globally from renewable sources by 2030

...and showing results

100%[1] of electricity from **renewable** sources in **Brazil**

84%[2] of electricity from renewable sources **globally**

~27%[3] of 2030 scopes 1 & 2 targets **delivered**[2]

~13% of 2035 Scope 3 target **delivered**

Launch of Vale's **ISSB Report**

[1] Figures dated December 31, 2024. [2] In 2024, the company achieved a 26.9% reduction, primarily driven by lower production volumes and changes in the production mix of agglomerated products and iron ore. The reduction in Scope 2 emissions in Brazil is also noteworthy, supported by renewable energy certificates obtained through the purchase of electricity from hydroelectric, wind and solar sources.

Pioneering transparency in climate-related risks & opportunities

Vale is an early adopter of ISSB[1] standards

1st Major Mining Company

1st Brazilian Company

2 years ahead of the mandatory timeline set by Brazil's securities regulator (CVM)

US$ 1.4 bn invested in decarbonization since 2020

Why does it matter?

Transparency & leadership	Voluntary adoption reinforces our role in **responsible mining** and **long-term value creation**
Investor focus	Clear view of how Vale **manages climate-related risks and opportunities**
Strategic clarity	Climate **targets**, **transition plans**, and **financial impacts** disclosed

[1] The ISSB (International Sustainability Standards Board) is part of the IFRS Foundation that issues the IFRS accounting standards already widely used by companies and investors worldwide. The objective of the standards issued by the ISSB is to bring the same level of clarity, comparability and rigor of financial statements to sustainability information.

Our solutions for Scope 3 decarbonization & energy transition

Superior **iron ore** ***portfolio*****, accelerating copper growth and accelerating partnerships**

Decarbonization

Partnerships



- MoUs signed for 35% of Vale's Scope 3
- Accelerating technology development

Mega Hubs



- Agreements signed for studies in 5 countries
- Locking-in potential demand of 30+ Mt of DR feed in the next decade

Agglomerates



- Addressing agglomerates' supply-demand gap to enable shift to DR route
- Reducing CO_2 emissions in BF-route by 10%.

Energy Transition

Copper & Nickel



- Meeting the growing global demand for high quality ores, essential for the energy transition

Key takeaways

Safety Journey
Enhanced tailings and dam management, circular mining and building a fatality free workplace

Integral Reparation
Delivering on our commitments for Brumadinho and Mariana

Social Performance
Respecting and promoting human rights and contributing to the autonomy of communities and territories

Nature and Climate
Adding value to the business through nature-based solutions and low carbon products

Rebuild trust
Engaging and positioning Vale in a transparent manner to rebuild trust with stakeholders

VALE

VALE